UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 18 March, 2013
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into
English)
Libanon Business Park
1 Hospital Street (off Cedar
Avenue) Libanon, Westonaria,
1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Business Address:
Libanon Business Park
1 Hospital Street, (Off Cedar Ave),
Libanon, Westonaria, 1780
Postal Address:
Private Bag X5
Westonaria, 1780
Tel +27 11 278 9600
Fax +27 11 278 9863
www.sibanyegold.co.za
Directors: Sello Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Timothy Cumming* Barry Davison* Rick Menell*
Nkosemntu Nika* Keith Rayner* Sue van der Merwe* Jerry Vilakazi*
Cain Farrel (Corporate Secretary) (*Non-Executive)
Vat No. 473 020 9410
MEDIA RELEASE:

UPDATE ON DRIEFONTEIN POWER OUTAGE

Westonaria, 18 March 2013: On Wednesday 13 March 2013, a failure, post a lightning strike, at power utility Eskom’s regional 500MVA Midas substation, affected power supply to Driefontein as well as other gold mines and municipalities in the area. All Driefontein employees were safely hoisted to surface that evening utilizing backup power sources Eskom has managed to reroute power to the area while it commissions a new substation, which is scheduled for commissioning at the end of March 2013.

On Monday 18 March 2013 production resumed at Driefontein, following the restoration of 200Mva of power which is required to power the mine and full steady state production is expected to be achieved within the week. Management estimates that production losses, including the three full shifts lost during the power outage and the ramp up to resume full production, will amount to approximately 294kg
(9,452oz) for the Quarter to 22 March 2013 and approximately 393kg (12,646oz) for the entire period up to 31 March 2013.
Contact

James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: March 18, 2013
By:             /s/ Charl Keyter
Name:      Charl Keyter
Title:         Chief Financial Officer